UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 12*)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 590 Madison Avenue, 38th Floor New York, New York 10022 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 12 amends and supplements the statement on Schedule 13D originally filed by Ascribe Capital LLC (“Ascribe Capital”), Ascribe III Investments LLC (“Fund III”) and American Securities LLC (“American Securities” and, collectively with Ascribe Capital and Fund III, the “Reporting Persons”) on January 3, 2017 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Issuer”).  All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Purchase and Exchange Agreements

On March 31, 2021, Fund III consummated the purchase (the “Purchase”) from NexTier Holding Co. (“NexTier”) of $34,350,000 of 10.75% senior secured notes due October 2023 of the Issuer (the “Senior Notes”) at par value, in accordance with the terms of the Purchase Agreement by and among Fund III, the Issuer, NexTier and C&J Well Services Inc.

Also on March 31, 2021, Fund III and the Issuer entered into a Second Amendment to Exchange Agreement (the “Second Exchange Agreement Amendment”), which amends certain provisions of the Exchange Agreement. The Second Exchange Agreement Amendment provides that, as soon as practicable after the consummation of the Purchase, the Issuer will pay to Fund III an amount equal to $47,500,000 (the “Make-Whole Reimbursement Amount”), payable in additional Senior Notes with an aggregate principal amount (rounded to the nearest $1,000) equal to the Make-Whole Reimbursement Amount, in full and final settlement of any and all liability or obligation of the Issuer with respect to the Make-Whole Reimbursement Amount.

The summary of the Second Exchange Agreement Amendment contained in this Item 4 is qualified in its entirety by reference to the underlying agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The response set forth in Item 4, and the agreement to which that response refers (which is filed in connection with Item 7 hereto as an exhibit), is incorporated by reference in its entirety.
Except as referenced above and herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed As Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 – Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons (filed in original Schedule 13D, dated January 3, 2017).

Exhibit 99.2 – Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s form 8-A filed on December 23, 2016).

Exhibit 99.3 – Purchase Agreement, dated as of March 9, 2020, by and among Ascribe III Investments LLC, Basic Energy Services, Inc., Nextier Holding Co. and C&J Well Services, Inc.

Exhibit 99.4 – Exchange Agreement, dated as of March 9, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

Exhibit 99.5 – Stockholders Agreement, dated as of March 9, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

Exhibit 99.6 – Guaranty Agreement, dated as of March 9, 2020, by and between Ascribe Opportunities Fund III, L.P., Ascribe Opportunities Fund III (B), L.P. and NexTier Holding Co.

Exhibit 99.7 –  Senior Secured Promissory Note, dated as of March 9, 2020, by and between Ascribe III Investments LLC and Basic Energy Services, Inc.

Exhibit 99.8 – Commitment Agreement, dated November 5, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

Exhibit 99.9 – First Amendment to Exchange Agreement, dated November 5, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

Exhibit 99.10 – Second Amendment to Exchange Agreement, dated March 31, 2021, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2021

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer